September 26, 2012

VIA EDGAR
John P. Nolan
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Suffolk Bancorp
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
Amendment No. 1 to Form 10-Q for the Quarter Ended March 31, 2012
Filed May 11, 2012
Form 10-Q for the Quarter Ended June 30, 2012
Filed August 9, 2012
File No. 000-13580

Dear Mr. Nolan:

This letter confirms our conversation of today wherein an extension of time to October 17, 2012 was granted to Suffolk Bancorp to respond to a Securities and Exchange Commission letter, dated September 19, 2012, addressed to Mr. Brian K. Finneran, Chief Financial Officer of Suffolk Bancorp, with respect to the above-referenced filings. This extension was granted to Suffolk Bancorp due to a heavy workload resulting from September quarter-end reporting obligations.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned directly at (631) 208-2271.

Sincerely,

/s/ Brian K. Finneran

Brian K. Finneran
Chief Financial Officer